 UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

 SCHEDULE 13D

 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOVABAY PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

66987P201

(CUSIP Number)

Jian Ping Fu

11 Williams Rd.

Mt. Eliza, Melbourne VIC 3930

Australia

TEL: +8613907414235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person Jian Ping Fu

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES	7.	Sole Voting Power 3,983,304(1)

BENEFICIALLY OWNED BY	8.	Shared Voting power 0

EACH REPORTING	9.	Sole Dispositive Power 3,983,304(1)

PERSON WITH	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,304(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.3%(2)
14.	Type of Reporting Person IN

(1) Includes 1,095,572 Shares issuable upon the exercise of warrants.

(2) Based on 11,251,311 Shares outstanding as of August 9, 2016. For purposes of determining the percent of class represented, the Shares outstanding were further adjusted to reflect 1,095,572 Shares issuable upon the exercise of warrants.

Item 1.        Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of NovaBay Pharmaceuticals, Inc. (the “Company”), a Delaware Corporation.

Address of Issuer’s Principal Executive Offices:

2000 Powell Street, Suite 1150

Emeryville, California 94608

Item 2.        Identity and Background

(a) Name: Mr. Jian Ping Fu

(b) Address: 11 Williams Rd., Mt. Eliza, Melbourne VIC 3930, Australia

(c) Principal Occupation/Employer: President of Greenwood Capital, an Australian investment company with a portfolio spanning property, health centers, Australian food exports and cultural exchange.

Address of Employer:  Level 1, Building 1, Greenwood Business Park

301 Burwood Highway, Burwood VIC 3125, Australia

(d) During the last five years, Mr. Fu has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Fu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and thus is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: People’s Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

On December 18, 2015, the Company effected a 1-for-25 reverse split of the Shares. All per Share information has been retroactively adjusted to reflect such reverse stock split.

All of the Shares described herein were purchased by Mr. Fu using personal investment funds in an aggregate amount of approximately $5,061,610.

Item 4. Purpose of Transaction.

On May 18, 2015, China Kington Investment Co. Ltd. entered into a definitive securities purchase agreement with the Company, pursuant to which Mr. Fu purchased 253,969 Shares and warrants exercisable for 126,985 Shares for investment purposes.

On February 16, 2016, Mr. Fu entered into a definitive securities purchase agreement with the Company, pursuant to which he purchased 696,590 Shares for investment purposes.

On April 4, 2016, Mr. Fu entered into a definitive securities purchase agreement with the Company, pursuant to which he purchased 1,937,173 Shares and warrants exercisable for 968,587 Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Fu is the beneficial owner of 3,983,304 Shares, which represents 32.3% of all outstanding Shares.

(b)

Sole Voting Power: 3,983,304

Shared Voting Power: 0

Sole Dispositive Power: 3,983,304

Shared Dispositive Power: 0

(c) On August 1, 2016, the Company completed a two-tranche private placement; the first tranche closed on May 9, 2016 and the second closed on August 1, 2016. In the first tranche of this transaction, Mr. Fu purchased 1,937,173 Shares and warrants exercisable for 968,587 Shares at an aggregate purchase price of $3,700,000. Mr. Fu did not participate in the second tranche of this transaction. In total, the Company sold 6,173,299 Shares and warrants exercisable for 3,086,651 Shares in the private placement to ten (10) accredited investors at a purchase price of $1.91 per unit, for an aggregate purchase price of $11,791,000. China Kington Asset Management Co. Ltd. served as placement agent and was paid a six percent (6%) commission on the sales to Mr. Fu and other non-U.S. investors domiciled outside the United States.

(d) This item is not applicable.

(e) This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

This item is not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2016

/s/ Jian Ping Fu
Jian Ping Fu